Page 1 of 4 Publication of an inside information according to Article 17 para. 1 of the Regulation (EU) No. 596/2014 Planegg/Munich, Germany, November 20, 2023 Ad hoc: MorphoSys’ Phase 3 Study of Pelabresib in Myelofibrosis Demonstrates Statistically Significant Improvement in Spleen Volume Reduction and Strong Positive Trend in Symptom Reduction MANIFEST-2 met primary endpoint, nearly doubling SVR35 response rate (66% versus 35%) The key secondary endpoints assessing symptom reduction, TSS50 and absolute change in TSS, showed significant improvements for intermediate-risk patients (p<0.05, p<0.02, respectively) and strong numerical improvements for overall population Pelabresib plus ruxolitinib showed clinically meaningful anemia improvement versus placebo and ruxolitinib Safety results were consistent with prior clinical trials, with no new safety signals MorphoSys intends to submit for approval in the U.S. and Europe in mid-2024 MorphoSys AG (FSE: MOR; NASDAQ: MOR) today announces strong topline results from the Phase 3 MANIFEST-2 study investigating pelabresib, an investigational BET inhibitor, in combination with the JAK inhibitor ruxolitinib compared with placebo plus ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis. MANIFEST-2 met its primary endpoint, as the combination therapy demonstrated a statistically significant and clinically meaningful improvement in the proportion of patients achieving at least a 35% reduction in spleen volume (SVR35) at week 24. The key secondary endpoints assessing symptom improvement – proportion of patients achieving at least a 50% reduction in total symptom score (TSS50) and absolute change in total symptom score (TSS) from baseline at week 24 – showed a strong positive trend favoring the pelabresib and ruxolitinib combination. In an analysis of patients classified as intermediate risk (Dynamic International Prognostic Scoring System [DIPSS] Int-1 and Int-2) – constituting more than 90% of patients in MANIFEST-2 – the combination therapy demonstrated significant improvements in both key secondary endpoints. DIPSS was a pre-defined stratification factor in the MANIFEST-2 study protocol. MANIFEST-2 Topline Results Overview MANIFEST-2 is a global, multicenter, double-blind, Phase 3 study that randomized 430 JAK inhibitor-naïve adult myelofibrosis patients, making it one of the largest myelofibrosis studies conducted to date.

Page 2 of 4 Significant Improvement in Spleen Volume Reduction In MANIFEST-2, 66% of patients receiving pelabresib in combination with ruxolitinib achieved SVR35 at week 24, the primary endpoint, versus 35% of those receiving placebo and ruxolitinib, nearly doubling SVR35 response rates (95% CI [21.6; 39.3], p<0.001). Meaningful Improvements to Myelofibrosis Symptoms In a key secondary endpoint, TSS was reduced by 15.99 points at week 24, from 28.26 at baseline, in the pelabresib and ruxolitinib treatment arm and by 14.05 points at week 24, from 27.36 from baseline, in the placebo plus ruxolitinib arm (Δ -1.94, 95% CI [-3.92; 0.04], p=0.0545), using least square mean estimate. In intermediate-risk patients (DIPSS Int-1 and Int-2), TSS was reduced by 15.18 points at week 24, from 28.20 at baseline, in the pelabresib and ruxolitinib treatment arm versus 12.74 points at week 24, from 27.53 at baseline, in the placebo plus ruxolitinib arm, which was significant (Δ -2.44, 95% CI [-4.48; -0.40], p<0.02). DIPSS is an established prognostic system used to predict patient survival, classifying myelofibrosis patients into the following risk categories: low, intermediate-1, intermediate-2 or high. Absolute change in TSS was included as a key secondary endpoint to directly measure change in the average TSS from baseline to week 24. It is a continuous endpoint that provides a meaningful, detailed assessment of symptom score reductions, thereby enhancing precision in estimating the magnitude of symptom burden reduction in patients with myelofibrosis. This endpoint was added to the MANIFEST-2 clinical trial protocol following a Type C meeting with the U.S. Food and Drug Administration (FDA) in September 2023. TSS50, another key secondary endpoint, was achieved by 52% of patients in the pelabresib and ruxolitinib treatment arm at week 24 compared with 46% in the placebo plus ruxolitinib arm (95% CI [-3.5; 15.5], p=0.216). In intermediate-risk patients, TSS50 was achieved by 55% of patients in the pelabresib and ruxolitinib treatment arm at week 24 compared with 45% in the placebo plus ruxolitinib arm (95% CI [0.35; 19.76], p<0.05). Improvements in Anemia The MANIFEST-2 results show a greater proportion of patients achieved hemoglobin response (≥ 1.5 g/dL from baseline) with the pelabresib and ruxolitinib combination than with placebo and ruxolitinib. Pelabresib and Ruxolitinib Combination Was Well-Tolerated At the time of this analysis, the safety of pelabresib and ruxolitinib was consistent with the previously observed safety profile of this combination therapy; no new safety signals were observed. Importantly, adverse events of anemia were reported less frequently with pelabresib and ruxolitinib than with placebo and ruxolitinib. Planned Regulatory Next Steps Based on the strong and comprehensive data generated from the MANIFEST-2 study, MorphoSys will continue conversations with regulatory agencies, with intention to submit a New Drug Application for pelabresib in combination with ruxolitinib in myelofibrosis to the FDA and a Marketing Authorization Application to the European Medicines Agency in the middle of 2024. The combination therapy received Fast Track designation for this disease from the FDA in 2018. *** END OF AD HOC RELEASE

Page 3 of 4 About MorphoSys At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn. About Pelabresib Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been approved by any regulatory authorities. The development of pelabresib was funded in part by The Leukemia and Lymphoma Society®. About MANIFEST-2 MANIFEST-2 (NCT04603495) is a global, double-blind Phase 3 clinical trial that randomized 430 JAK inhibitor- naïve adult patients with myelofibrosis 1:1 to receive pelabresib in combination with ruxolitinib or placebo plus ruxolitinib. The primary endpoint of the study is a 35% or greater reduction in spleen volume (SVR35) from baseline at 24 weeks. The key secondary endpoints of the study are the absolute change in total symptom score (TSS) from baseline at 24 weeks and the proportion of patients achieving a 50% or greater improvement in total symptom score (TSS50) from baseline at 24 weeks. TSS is measured using the myelofibrosis self-assessment form (MFSAF) v4.0, which asks patients to report the severity of seven common symptoms, rating each of them on a scale from 0 (absent) to 10 (worst imaginable). The new key secondary endpoint, absolute change in TSS, was added to directly measure change in the average TSS from baseline to week 24 of treatment and is listed as the first key secondary endpoint in the MANIFEST-2 hierarchical testing scheme. The decision to update the MANIFEST-2 clinical trial protocol was made following a Type C meeting with the U.S. Food and Drug Administration (FDA) in September 2023. The final clinical protocol amendment is subject to approvals by health authorities outside of the U.S. Additional secondary endpoints include progression-free survival, overall survival, duration of the splenic and total symptom score response, and improvement in bone marrow fibrosis, among others. Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST-2 trial sponsor. About Myelofibrosis Myelofibrosis, which belongs to a group of diseases called myeloproliferative disorders, is a difficult-to-treat form of blood cancer that’s characterized by bone marrow fibrosis (a buildup of scar tissue in the bone marrow), spleen enlargement and anemia (low red blood cell counts) often requiring periodic blood transfusions. Patients with myelofibrosis can also suffer from a range of physical symptoms, including severe fatigue, night sweats, itching, increased bleeding and significant pain caused by their enlarged spleen. For many living with myelofibrosis, the combination of symptoms often severely impacts their quality of life. At diagnosis, several factors, such as age, genetics and bloodwork, help determine a patient’s long-term prognosis. About 90% of newly diagnosed patients have intermediate- to high-risk disease, which has a worse prognosis and a higher likelihood of disease-associated symptoms. Today, myelofibrosis treatments revolve around the use of medications called JAK inhibitors, which can improve spleen size, anemia and general symptoms of myelofibrosis but do not address all four hallmarks of the disease. Only about 50% of patients treated with JAK inhibitors achieve adequate symptom control, and, unfortunately, that relief fades with time for many. Patients suffering from myelofibrosis are in critical need of new treatment options. Forward Looking Statements This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to

Page 4 of 4 place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward- looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. For more information, please contact: Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com